SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Fiscal Council

held on December 10th, 2014

1. DATE, TIME AND PLACE: On December 10th, 2014, at 10 a.m., in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8501, 19th floor.

2. CALL NOTICE AND ATTENDANCE: As all members of the Fiscal Council attended the meeting, the instatement and approval quorum were verified. Also present, representatives of the Company for any clarification needed. As secretary of the Fiscal Council was Ms. Renata de Carvalho Fidale.

3. RESOLUTIONS: It was resolved, unanimously, by the present Fiscal Council Members and without any restrictions:

3.1. The Fiscal Council, in the exercise of the powers conferred on it by Article 163, item III, of Law No. 6,404 of December 15, 1976, examined the proposal for the realization of the 10th issuance, being the 2nd private by the Company of simple secured debentures, non-convertible into shares, character with floating guarantee and guarantee in rem in a single series (“Debentures”), on the value of BRL55,0 million, to be private placed. In light of the clarifications provided by the Company and approval of the transaction by the Board of Directors of December 10th, 2014, the Fiscal Council issues a favorable opinion towards the issuance of the Debentures.

4. CLOSING: As there were no further issues to be addressed, the present Minutes were drawn up, approved and signed by all Fiscal Council members. Signatures: Renata de Carvalho Fidale, Secretary. Olavo Fortes Campos Rodrigues Júnior, Peter Edward Cortes Marsden Wilson and Luis Fernando Brum de Melo.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

FISCAL COUNCIL OPINION

The members of the Fiscal Council of Gafisa S.A. (“Company”) hereunder signed, on the exercise of the powers conferred to them by the Art. 163 of Law 6.404, of December 15th, 1976, as amended, in terms of the discussions in the Fiscal Council meeting held on this date in order to opine favorably to the proposal approved by the Board of Directors related to the 10th issuance, being the 2nd private by the Company of simple secured debentures, non-convertible into shares, character with floating guarantee and guarantee in rem, in a single series, on the value of BRL55,0 million (“Debentures”), to be private placed with its characteristics and conditions detailed on the indenture of the Debentures.

The Fiscal Council Opinion was executed by Olavo Fortes Campos Rodrigues Júnior, Peter Edward Cortes Marsden Wilson and Luis Fernando Brum de Melo. I certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, December 10th , 2014.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 10, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer